Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 6879-6250
investor.relations@51job.com

51job, Inc. Reports Second Quarter 2009 Financial Results

SHANGHAI, China, August 6, 2009 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the second quarter of 2009 ended June 30, 2009.

Second Quarter 2009 Financial Highlights:
● ● ● ● ●
Total revenues decreased 11.6% over Q2 2008 to RMB193.3 million (US$28.3 million), exceeding the
Company’s guidance range of RMB175 million to RMB185 million
 Gross margin improved to 59.8% compared with 54.9% in Q2 2008 primarily due to the implementation of cost control and efficiency measures
 Fully diluted earnings per common share were RMB0.37 (US$0.11 per ADS)
 Excluding share-based compensation expense and the impact of foreign currency translation loss, non-GAAP adjusted fully diluted earnings per common share were RMB0.50 (US$0.14 per ADS), exceeding the
Company’s guidance range of RMB0.22 to RMB0.32
 Cash and short-term investments increased to RMB1,113.1 million (US$163.0 million) as of June 30, 2009

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “Our aggressive cost and expense management and focus on business process efficiency improvements yielded tangible results in the second quarter. We successfully drove margin expansion and delivered solid earnings despite challenging market conditions which continued to impact customer demand and revenues. Although spending per customer declined, we were pleased to see regained momentum in new customer acquisitions for our online business in the second quarter. The decisions and progress we have made to strengthen our operations and enhance our resource allocation this year reinforce our commitment to achieve sustainable growth and profitability for our shareholders over the long term.”

Second Quarter 2009 Unaudited Financial Results

Total revenues for the second quarter ended June 30, 2009 were RMB193.3 million (US$28.3 million), a decrease of 11.6% from RMB218.7 million for the same quarter in 2008.

Print advertising revenues for the second quarter of 2009 decreased 28.5% to RMB67.2 million (US$9.8 million) compared with RMB93.9 million for the same quarter in 2008. The decrease was primarily due to a lower volume of print advertising pages in 51job Weekly, which was affected by a decline in market demand resulting from the continued impact of the global economic downturn and the slower economic growth environment in China. The estimated number of print advertising pages generated in the second quarter of 2009 decreased 32.9% to 2,860 compared with 4,263 pages in the same quarter in 2008. Although print advertising prices charged in each city remained relatively stable as compared to the second quarter of 2008, overall average revenue per page increased 6.6% due to an increase in page volume contribution from cities where print advertising prices are generally higher as compared to the same quarter of the prior year.

Online recruitment services revenues for the second quarter of 2009 were RMB77.4 million (US$11.3 million), representing a 7.1% decrease from RMB83.3 million for the same quarter of the prior year. The decrease primarily resulted from lower average revenue per unique employer, which was partially offset by an increase in the number of unique employers using the Company’s online recruitment services. Average revenue per unique employer decreased 23.9% in the second quarter of 2009 as compared to the same quarter in 2008 due to employers purchasing lower priced products and/or reducing their overall spending on online recruitment services. Unique employers using the Company’s online recruitment services increased 22.1% to 79,151 in the second quarter of 2009 compared with 64,813 in the same quarter of the prior year driven by an acceleration in customer adoption of online recruitment services.

Other human resource related revenues for the second quarter of 2009 increased 17.4% to RMB48.7 million (US$7.1 million) from RMB41.5 million in the same quarter of 2008 principally due to greater customer demand for human resource outsourcing services, which was partially offset by lower revenues from executive search and training services.

Gross profit for the second quarter of 2009 decreased 4.2% to RMB109.6 million (US$16.0 million) from RMB114.4 million for the same quarter of the prior year. Gross margin, which is equal to gross profit divided by net revenues, improved to 59.8% in the second quarter of 2009 compared with 54.9% in the same quarter in 2008 primarily due to lower printing related and other direct expenses resulting from the implementation of cost control and efficiency measures.

Operating expenses for the second quarter of 2009 were RMB82.8 million (US$12.1 million) compared with RMB84.1 million for the same quarter of 2008. Operating expenses as a percentage of net revenues was 45.2% for the second quarter of 2009 compared with 40.4% for the second quarter of 2008. Excluding share-based compensation expense, operating expenses as a percentage of net revenues was 42.1% in the second quarter of 2009 compared with 37.5% in the second quarter of 2008.

Sales and marketing expenses for the second quarter of 2009 decreased 7.1% to RMB48.5 million (US$7.1 million) from RMB52.2 million for the same quarter of the prior year primarily due to a decrease in advertising and promotion expenses and travel and entertainment expenses, which were partially offset by higher salary and benefits expenses compared to the same quarter in 2008.

General and administrative expenses for the second quarter of 2009 increased 7.4% to RMB34.3 million (US$5.0 million) from RMB31.9 million in the second quarter of 2008, which was mainly attributable to higher rental, depreciation and employee related expenses incurred in the second quarter of 2009.

Income from operations for the second quarter of 2009 was RMB26.8 million (US$3.9 million) compared with RMB30.3 million for the same quarter of the prior year. The Company’s effective tax rate was 32.7% in the second quarter of 2009 compared with 36.3% in the second quarter of the prior year.

Net income for the second quarter of 2009 was RMB20.8 million (US$3.0 million) compared with RMB19.3 million for the same quarter in 2008. Fully diluted earnings per common share for the second quarter of 2009 were RMB0.37 (US$0.05) compared with RMB0.34 for the same quarter in 2008. Fully diluted earnings per ADS for the second quarter of 2009 were RMB0.74 (US$0.11) compared with RMB0.68 in the second quarter of 2008.

In the second quarter of 2009, the Company recognized total share-based compensation expense of RMB6.8 million (US$1.0 million) compared with RMB7.2 million in the second quarter of 2008. The Company also recognized a foreign currency translation loss of RMB142,000 (US$21,000) in the second quarter of 2009 compared with a translation loss of RMB6.6 million in the second quarter of 2008.

Excluding share-based compensation expense and the impact of foreign currency translation loss, non-GAAP adjusted income for the second quarter of 2009 was RMB27.7 million (US$4.1 million) compared with RMB33.1 million for the second quarter of 2008. Non-GAAP adjusted fully diluted earnings per common share were RMB0.50 (US$0.07) in the second quarter of 2009 compared with RMB0.58 in the second quarter of 2008. Non-GAAP adjusted fully diluted earnings per ADS in the second quarter of 2009 were RMB0.99 (US$0.14) compared with RMB1.17 in the second quarter of 2008.

Six Months 2009 Unaudited Financial Results

Total revenues for the six months ended June 30, 2009 were RMB371.6 million (US$54.4 million), a decrease of 18.4% from RMB455.2 million in the comparable period in 2008. Income from operations for the six months ended June 30, 2009 decreased to RMB38.5 million (US$5.6 million) from RMB68.8 million for the same period last year.

Net income for the first half of 2009 decreased to RMB30.2 million (US$4.4 million) from RMB41.6 million for the same period in 2008. Fully diluted earnings per common share for the first half of 2009 decreased to RMB0.54 (US$0.08) from RMB0.73 in the comparable period in 2008. Fully diluted earnings per ADS for the first half of 2009 were RMB1.08 (US$0.16) compared with RMB1.47 in the same period in 2008.

Excluding share-based compensation and foreign currency translation loss, non-GAAP adjusted net income for the six months ended June 30, 2009 decreased to RMB44.7 million (US$6.5 million) from RMB71.9 million for the six months ended June 30, 2008. Non-GAAP adjusted fully diluted earnings per common share were RMB0.80 (US$0.12) in first half of 2009 compared with RMB1.27 in the same period in 2008. Non-GAAP adjusted fully diluted earnings per ADS in the first half of 2009 were RMB1.59 (US$0.23) compared with RMB2.53 in the same period in 2008.

In September 2008, the Company announced that its shareholders had approved a share repurchase program authorizing the repurchase of up to US$25 million worth of outstanding ADSs. In the second quarter of 2009, the Company repurchased 148,195 ADSs, representing 296,390 common shares, in the open market for an aggregate consideration of US$1.2 million, including transaction fees. Since the inception of this share repurchase program, the Company has repurchased a total of 521,042 ADSs, representing 1,042,084 common shares, for an aggregate consideration of US$3.8 million.

As of June 30, 2009, the Company had cash and short-term investments totaling RMB1,113.1 million (US$163.0 million) compared with RMB1,074.4 million at December 31, 2008. Short-term investments consist of certificates of deposit held by the Company in banking institutions in China.

Business Outlook

For the third quarter of 2009, based on current market and operating conditions, the Company’s revenue target is in the estimated range of RMB198 million to RMB208 million (US$29.0 million to US$30.5 million). Excluding share-based compensation expense and any foreign currency translation loss or gain, the Company’s non-GAAP fully diluted earnings target for the third quarter of 2009 is in the estimated range of RMB0.48 to RMB0.58 per common share (US$0.14 to US$0.17 per ADS). The Company expects aggregate share-based compensation expense in the third quarter of 2009 to be in the estimated range of RMB6 million to RMB7 million (US$0.9 million to US$1.0 million).

Other Company News

In June 2009, the Company entered into an agreement to purchase office space in Wuhan Optical Valley Software Park in the city of Wuhan, China. These premises are intended to house the Company’s new call center which will provide nationwide sales support and customer service. The aggregate purchase price of the premises is approximately RMB22.6 million (US$3.3 million), of which RMB13.5 million (US$2.0 million) was paid in the second quarter of 2009. The Company expects to incur additional expenses associated with taxes, renovations, moving and other related activities. The Company expects to begin occupying the new premises in early 2010.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.8302 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of June 30, 2009.

Conference Call Information

Management of 51job will host a conference call at 9:00 p.m. Eastern Time on August 6, 2009 (9:00 a.m. Shanghai / Hong Kong time zone on August 7, 2009) to discuss second quarter 2009 results. The call will be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software. Participants may also dial into the teleconference at +1-800-238-9007 (+1-719-457-2600 for international callers) and provide the passcode 2196445. An audio replay of the conference call will be available three hours after completion through August 13, 2009, by dialing +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 2196445.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of adjusted net income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense and foreign currency translation gain or loss. The Company believes excluding share-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is unrelated to the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides a number of other human resource services, including executive search, training, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 26 cities operating 22 local editions of 51job Weekly.

Safe Harbor Statement

Statements in this release regarding targets for the third quarter of 2009, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the third quarter of 2009; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the third quarter of 2009 or as a result of new information, future events or otherwise.

- Financial tables to follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	June 30, 2008	June 30, 2009	June 30, 2009
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	93,946	67,169	9,834
Online recruitment services	83,287	77,386	11,330
Other human resource related revenues	41,512	48,749	7,137

Total revenues	218,745	193,304	28,301

Less: Business and related tax	(10,476)	(10,102)	(1,479)

Net revenues	208,269	183,202	26,822

Cost of services (Note 2)	(93,867)	(73,644)	(10,782)

Gross profit	114,402	109,558	16,040

Operating expenses:
Sales and marketing (Note 3)	(52,208)	(48,491)	(7,099)
General and administrative (Note 4)	(31,927)	(34,301)	(5,022)

Total operating expenses	(84,135)	(82,792)	(12,121)

Income from operations	30,267	26,766	3,919
Loss from foreign currency translation	(6,564)	(142)	(21)
Interest and investment income	6,811	3,581	524
Other income (expense)	(220)	649	95

Income before provision for income tax	30,294	30,854	4,517
Income tax expense	(10,984)	(10,085)	(1,477)

Net income	19,310	20,769	3,040

Earnings per share:
Basic	0.34	0.37	0.05
Diluted	0.34	0.37	0.05
Earnings per ADS (Note 5):
Basic	0.68	0.74	0.11
Diluted	0.68	0.74	0.11
Weighted average number of common shares outstanding:
Basic	56,576,628	55,800,083	55,800,083
Diluted	56,747,286	55,857,437	55,857,437

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8302 on June 30, 2009 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB1,153 and RMB1,086 (US$159) for the three months ended June 30, 2008 and 2009, respectively.

3.	Includes share-based compensation expense of RMB992 and RMB934 (US$137) for the three months ended June 30, 2008 and 2009, respectively.

4.	Includes share-based compensation expense of RMB5,053 and RMB4,759 (US$697) for the three months ended June 30, 2008 and 2009, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations

	For the Six Months Ended
	June 30, 2008	June 30, 2009	June 30, 2009
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	216,372	137,733	20,165
Online recruitment services	161,717	145,633	21,322
Other human resource related revenues	77,094	88,201	12,914

Total revenues	455,183	371,567	54,401

Less: Business and related tax	(22,816)	(19,568)	(2,865)

Net revenues	432,367	351,999	51,536

Cost of services (Note 2)	(193,163)	(147,736)	(21,630)

Gross profit	239,204	204,263	29,906

Operating expenses:
Sales and marketing (Note 3)	(107,599)	(98,129)	(14,367)
General and administrative (Note 4)	(62,766)	(67,629)	(9,901)

Total operating expenses	(170,365)	(165,758)	(24,268)

Income from operations	68,839	38,505	5,638
Loss from foreign currency translation	(16,836)	(111)	(16)
Interest and investment income	13,056	7,214	1,056
Other income (expense)	(49)	873	128

Income before provision for income tax	65,010	46,481	6,806
Income tax expense	(23,451)	(16,264)	(2,381)

Net income	41,559	30,217	4,425

Earnings per share:
Basic	0.73	0.54	0.08
Diluted	0.73	0.54	0.08
Earnings per ADS (Note 5):
Basic	1.47	1.08	0.16
Diluted	1.47	1.08	0.16
Weighted average number of common shares outstanding:
Basic	56,549,376	55,966,297	55,966,297
Diluted	56,724,423	56,034,144	56,034,144

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8302 on June 30, 2009 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB2,162 and RMB2,297 (US$336) for the six months ended June 30, 2008 and 2009, respectively.

3.	Includes share-based compensation expense of RMB1,860 and RMB1,975 (US$289) for the six months ended June 30, 2008 and 2009, respectively.

4.	Includes share-based compensation expense of RMB9,475 and RMB10,065 (US$1,474) for the six months ended June 30, 2008 and 2009, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	June 30, 2008	June 30, 2009	June 30, 2009
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	30,294	30,854	4,517
Add back: Share-based compensation expense	7,198	6,779	993
Add back: Loss from foreign currency translation	6,564	142	21

Non-GAAP income before provision for income tax	44,056	37,775	5,531
Non-GAAP income tax expense	(10,992)	(10,085)	(1,477)

Non-GAAP adjusted net income	33,064	27,690	4,054

Non-GAAP adjusted earnings per share:
Basic	0.58	0.50	0.07
Diluted	0.58	0.50	0.07
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	1.17	0.99	0.14
Diluted	1.17	0.99	0.14
Weighted average number of common shares outstanding:
Basic	56,576,628	55,800,083	55,800,083
Diluted	56,747,286	55,857,437	55,857,437

	For the Six Months Ended
	June 30, 2008	June 30, 2009	June 30, 2009
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	65,010	46,481	6,805
Add back: Share-based compensation expense	13,497	14,337	2,099
Add back: Loss from foreign currency translation	16,836	111	16

Non-GAAP income before provision for income tax	95,343	60,929	8,920
Non-GAAP income tax expense	(23,464)	(16,267)	(2,382)

Non-GAAP adjusted net income	71,879	44,662	6,538

Non-GAAP adjusted earnings per share:
Basic	1.27	0.80	0.12
Diluted	1.27	0.80	0.12
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	2.54	1.60	0.23
Diluted	2.53	1.59	0.23
Weighted average number of common shares outstanding:
Basic	56,549,376	55,966,297	55,966,297
Diluted	56,724,423	56,034,144	56,034,144

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8302 on June 30, 2009 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	As of
	December 31, 2008	June 30, 2009	June 30, 2009
(In thousands, except number of shares and per share data)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	1,058,310	915,823	134,084
Short-term investments	16,100	197,232	28,876
Accounts receivable (net of allowance of RMB2,783 and RMB3,534 as of December 31, 2008 and June 30, 2009, respectively)	19,524	16,610	2,432
Prepayments and other current assets	44,996	46,867	6,862
Deferred tax assets, current	2,322	4,903	718

Total current assets	1,141,252	1,181,435	172,972

Long-term investments	15,927	15,921	2,331
Property and equipment	205,805	196,406	28,756
Intangible assets	4,669	6,402	937
Other long-term assets	6,311	18,653	2,731
Deferred tax assets, non-current	405	286	42

Total assets	1,374,369	1,419,103	207,769

LIABILITIES
Current liabilities:
Accounts payable	10,511	9,378	1,373
Salary and employee related accrual	22,370	17,731	2,596
Taxes payable	13,337	18,126	2,654
Advance from customers	87,639	106,578	15,604
Other payables and accruals	12,939	14,292	2,092

Total current liabilities	146,796	166,105	24,319

Deferred tax liabilities, non-current	730	1,027	150

Total liabilities	147,526	167,132	24,469

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,378,139 and 55,637,163 shares issued and outstanding as of December 31, 2008 and June 30, 2009, respectively)	47	46	7
Additional paid-in capital	917,352	912,260	133,563
Statutory reserves	6,947	6,947	1,017
Other comprehensive income	1,054	1,058	155
Retained earnings	301,443	331,660	48,558

Total shareholders’ equity	1,226,843	1,251,971	183,300

Total liabilities and shareholders’ equity	1,374,369	1,419,103	207,769

Note 1:
The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8302 on June 30, 2009 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.